     As filed with the Securities and Exchange Commission on December 4, 1998.

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              HELEN OF TROY LIMITED
             (Exact name of registrant as specified in its charter)

               BERMUDA                                     74-2692550
(State of incorporation or organization)       (IRS Employer Identification No.)


         6827 MARKET AVENUE
           EL PASO, TEXAS                                    79915
(Address of principal executive offices)                   (Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered
      -------------------                        ------------------------------
 PREFERENCE SHARE PURCHASE RIGHTS                     NASDAQ NATIONAL MARKET





Securities to be registered pursuant to Section 12(g) of the Act: NONE


--------------------------------------------------------------------------------

Item 1.  Description of Registrant's Securities to be Registered.

     On December 1, 1998, the Board of Directors of Helen of Troy Limited (the "Company") declared a dividend of one preference share purchase right (a "Right") for each outstanding common share, par value $.10 per share, of the Company (the "Common Shares"). The dividend is payable on December 15, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A First Preference Shares, par value $1.00 per share, of the Company (the "Preference Shares") at a price of $100.00 per one one-thousandth of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 1, 1998 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates together with a copy of a Summary of Rights to Purchase Preference Shares of Helen of Troy Limited (the "Summary of Rights") that will be mailed to the holders of such stock as of the Record Date.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 1, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each share of Preference Shares will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $1,000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Shares. Each share of Preference Shares will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which outstanding Common Shares are converted or exchanged, each share of Preference Shares will be entitled to receive 1,000 times the amount received per share of Common Shares. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preference Shares dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preference Shares purchasable upon exercise of each Right should approximate the value of one share of Common Shares.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of Common Shares having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of Common Shares of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for Common Shares or Preference Shares (or a series of the Company's Preference Shares having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Shares, or a fractional share of Preference Shares (or other Preference Shares) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares or Common Shares will be issued (other than fractions of Preference Shares which are integral multiples of one one-thousandth of a share of Preference Shares, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preference Shares or the Common Shares.

     At any time prior to the close of business on the tenth day following the day an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     As of December 1, 1998, there were 29,043,652 Common Shares outstanding and no shares in the Company's treasury. As of December 1, 1998, there were 8,446,532 Common Shares reserved for issuance under employee benefit plans and 580,000 shares reserved for issuance or issuable under certain contractual obligations. Each outstanding share of Common Shares on December 15, 1998 will receive one Right. The Company will issue one Right (subject to adjustment) for each share of Common Shares issued between the Record Date and the Distribution Date so that all such shares will have attached Rights. 50,000 Preference Shares will initially be reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth day following the day an Acquiring Person becomes such, redeem all but not less than all of the then outstanding Rights at $.01 per Right.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B thereto the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits thereto) attached hereto.

Item 2.  Exhibits.

         Exhibit No.       Description of Exhibit

            1. Rights Agreement dated as of December 1, 1998 between the Company and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A First Preference Shares of Helen of Troy Limited, as Exhibit B the Form of Right Certificate, and as Exhibit C the Summary of Rights to Purchase Preference Shares of Helen of Troy Limited (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated December 1, 1998).


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    HELEN OF TROY LIMITED


Date:  December 4, 1998             By: /s/ Gerald J. Rubin
                                       ---------------------------------
                                            Gerald J. Rubin
                                            Chairman and Chief Executive Officer

                                  EXHIBIT INDEX

         Exhibit No.       Description of Exhibit
         -----------       ----------------------

            1.             Form of Rights  Agreement  dated as of December  1, 1998  between the Company and Harris
                           Trust and  Savings  Bank,  as Rights  Agent,  which  includes  as  Exhibit A the Form of
                           Certificate  of  Designations  of  Series  A First  Preference  Shares  of Helen of Troy
                           Limited,  as Exhibit B the Form of Right  Certificate,  and as Exhibit C  the Summary of
                           Rights to Purchase  Shares of Preference  Shares of Helen of Troy Limited  (incorporated by  reference  from  Exhibit  4 to the  Company's  Current  Report  on  Form  8-K  dated
                           December 1, 1998).